Exhibit 99.1
Investor Contact:
Vedant Mour
investor@maxeon.com
+65 8242-4617

Media Contact:
Forrest Monroy
forrest.monroy@maxeon.com
+1 (626) 884-4756

Maxeon Solar Technologies Announces First Half of 2025 Financial Results

-- First Half of 2025 Revenue of $39 Million--
-- Amid continued headwinds, the Company is committed to business transformation and fiscal discipline--
Singapore, August 15, 2025 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the six months ended June 30, 2025.

"Maxeon’s financial results for the first half of 2025 continued to reflect challenges resulting from U.S. Customs & Border Protection (CBP)'s exclusion of our solar panels from U.S. import since July 2024," said George Guo, Maxeon’s CEO. "We continue to contest CBP’s unsubstantiated decision and on July 15 filed a complaint with the U.S. Court of International Trade (CIT) challenging CBP’s action as an overreach, lack of due process, and misapplication of the UFLPA, which led to the erroneous exclusion of certain Maxeon solar panels from import into the U.S. We remain hopeful that the court will correct this unwarranted action that has severely impacted our business for over a year."

Guo continued, "Recently enacted H.R. 1 (OBBBA) legislation in the U.S. includes provisions regarding the solar industry, and in light of this, the Company is currently evaluating how implementation of this bill will impact Maxeon and is assessing strategic alternatives to adapt our business."

Dmitri Hu, Maxeon’s CFO, added "We have been taking proactive steps to strengthen our financial position through targeted restructuring initiatives. This includes ongoing discussion with our controlling shareholder, TZE, on various opportunities to reduce the Company's outstanding liabilities. These would be geared towards enhancing the Company’s liquidity and balance sheet strength, while preserving operational continuity. We are also exploring monetization opportunities for other non-U.S. assets through strategic partnerships and selective divestments."

Hu continued, "As previously communicated, the Company will defer providing financial guidance and holding a conference call for the foreseeable future considering ongoing restructuring and macroeconomic uncertainties."
Selected Unaudited Financial Summary

	Six Months Ended
(In thousands, except shipments)	June 30, 2025	June 30, 2024
Shipments, in MW	153.2	1,014
Revenue	$39,041	$371,675
Gross loss(1)	(14,809)	(22,656)
GAAP Operating expenses	54,004	110,338
Net loss attributable to the stockholders(1)	(65,458)	(68,484)
Capital expenditures	1,268	36,923

	Other Financial Data(1)
	Six Months Ended
(In thousands)	June 30, 2025	June 30, 2024
Non-GAAP Gross loss	$(15,005)	$(18,682)
Non-GAAP Operating expenses	42,500	78,700
Adjusted EBITDA	(48,562)	(87,013)
(1)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
For more information
Maxeon’s first half of 2025 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon leverages 40 years of solar energy leadership and over 2,000 granted patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, or LinkedIn.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) service our outstanding debts and make payments as they come due and (iii) continue as a going concern; (b) the success of our ongoing restructuring initiatives, including our attempts to refinance or equitize our debts, and our ability to execute on our plans and strategy; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) disruptions to our operations and supply chain resulting from, among other things, government regulatory or enforcement actions, such as the denial of entry into the U.S. of our products by the U.S. Customs Border and Protection for an unforeseeable amount of time, epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine, the Israel-Hamas-Iran conflict and the escalating trade war and rising geopolitical tensions between the United States and China; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our new focus on the U.S. market and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including our collaboration with TZE to develop our Maxeon 8 technology and production timelines for the Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including our statements regarding restructuring of our business portfolio and divesting our "rest-of-the-world" distributed generation business and our business in the Philippines, the closure and anticipated closure of certain of the Company's facilities, the Company's anticipated manufacturing facility in the U.S., our transformation initiatives and plans regarding supply chain adaptation, efforts to develop U.S. vendors and supply chain, improved costs and efficiencies, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (j) our majority ownership by a controlling shareholder based in the PRC and the U.S. presidential administration's aggressive stance toward China, and (k) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, transformation initiatives and other restructuring plans, as well as challenges in addressing regulatory and other obstacles that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations and to refinance and/or equitize our debts; (3) an adverse final determination of the CBP investigation related to CBP's examination of Maxeon's compliance with the Uyghur Forced Labor Prevention Act; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from difficulties in hiring or retaining key personnel, epidemics, natural disasters, trade and military conflicts, including impacts of the war in Ukraine, conflicts in the Middle East and the escalating trade war between the U.S. and China; (6) our ability to manage our key customers and suppliers and develop new customers and suppliers in the United States; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships, such as our collaboration with affiliates of TZE to develop our Maxeon 8 technology; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs and retaliatory measures thereto; (10) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results; (12) appropriate sizing, or delays in developing our planned U.S. based manufacturing capacity and responding to development, manufacturing and logistical difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, global trade and military conflicts, economic recession and environmental disasters; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) the removal of our Company's ordinary shares from prominent stock indices including the Russell 2000 and Russell 3000; and (16) unpredictable outcomes resulting from our litigation activities and other disputes. Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company’s filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors” and Form 6-K filings discussing our quarterly earnings results. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.
Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross loss, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges and fees, remeasurement loss on prepaid forward and physical delivery forward, gain on extinguishment of debt, net gain on divestment of subsidiaries and equity in income of unconsolidated investees and associated gains (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross loss is defined as gross loss excluding stock-based compensation and restructuring (credit) charges and fees. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges and fees.

We believe that non-GAAP gross loss, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross (loss) profit, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Provision for expected credit losses. This relates to the expected credit loss in relation to the financial assets under the Separation and Distribution Agreement dated November 8, 2019 (the "SDA") entered into with SunPower Corporation ("SunPower") in connection with the Company's spin-off from SunPower. Such loss is excluded from non-GAAP operating expense and Adjusted EBITDA as this relates to SunPower's business which Maxeon did not and will not have economic benefits to, as the Company's involvement is solely through SunPower's indemnification obligations set forth in the SDA. As such, management believes that this is not part of core operating activity and it is appropriate to exclude the provision for expected credit losses from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Restructuring charges and fees (credit). We incur restructuring charges, inventory impairment and other inventory related costs associated with the re-engineering of our IBC capacity, and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees (credit) are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees (credit) from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Gain on extinguishment of debt. This relates to the gain that arose from the substantial modification of our Green Convertible Senior Notes due 2025 and 2027 Notes in June 2024. Gain on debt extinguishment is excluded from Adjusted EBITDA because it is not considered part of core operating activities. Such activities are discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude the gain on extinguishment of debt from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Net gain on divestment of subsidiaries. This relates to the gain on divestment in our "rest-of-the-world" distributed generation business and our business in the Philippines, net of the associated cost directly attributable to such transactions. This is excluded from our Adjusted EBITDA financial measure because it is not reflective of core operating results.

•Remeasurement loss on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in income of unconsolidated investees and related gains. This relates to the gain on divestment for our investment in our former unconsolidated equity investment Huansheng JV. This is excluded from our Adjusted EBITDA financial measure as it is not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.
Reconciliation of Non-GAAP Financial Measures

	Six Months Ended
(In thousands)	June 30, 2025	June 30, 2024
Gross loss	$(14,809)	$(22,656)
Stock-based compensation	302	862
Restructuring (credit) charges and fees	(498)	3,112
Non-GAAP Gross loss	$(15,005)	$(18,682)

GAAP Operating expenses	$54,004	$110,338
Stock-based compensation	(6,624)	(11,252)
Provision for expected credit losses	(115)	(11,462)
Restructuring charges and fees	(4,765)	(8,924)
Non-GAAP Operating expenses	$42,500	$78,700

Net loss attributable to the stockholders	$(65,458)	$(68,484)
Interest expense, net	17,545	18,850
Provision for income taxes	4,343	4,415
Depreciation	2,383	20,668
Amortization	82	448
EBITDA	(41,105)	(24,103)
Stock-based compensation	6,926	12,114
Provision for expected credit losses	115	11,462
Gain on extinguishment of debt	—	(77,266)
Net gain on divestment of subsidiaries	(18,872)	—
Restructuring charges and fees	4,267	12,036
Remeasurement loss on prepaid forward	107	14,289
Equity in income of unconsolidated investees and related gains	—	(24,083)
Adjusted EBITDA	$(48,562)	$(75,551)

©2025 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$17,225	$28,895
Accounts receivable, net	8,772	4,269
Inventories	34,103	40,220
Prepaid expenses and other current assets	25,513	20,363
Assets held for sale	59,445	172,269
Total current assets	$145,058	$266,016
Property, plant and equipment, net	7,530	72,858
Operating lease right of use assets	25,513	27,951
Other intangible assets, net	441	523
Other long-term assets	7,768	8,924
Total assets	$186,310	$376,272
Liabilities and Equity
Current liabilities:
Accounts payable	$47,480	$62,544
Accrued liabilities	42,573	86,724
Contract liabilities, current portion	74,500	74,312
Short-term debt	482	462
Operating lease liabilities, current portion	7,299	9,098
Liabilities classified as held for sale	—	105,368
Total current liabilities	$172,334	$338,508
Long-term debt	481	732
Contract liabilities, net of current portion	2,500	3,333
Operating lease liabilities, net of current portion	23,980	27,434
Convertible debt	287,239	273,766
Deferred tax liabilities	5,313	5,313
Other long-term liabilities	16,109	15,551
Total liabilities	$507,956	$664,637
Commitments and contingencies
Net deficit:
Common stock, no par value 16,932,760 and 16,711,109 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	$—	$—
Additional paid-in capital	1,144,689	1,137,042
Accumulated deficit	(1,471,498)	(1,410,392)
Accumulated other comprehensive loss	(647)	(20,492)
Net deficit attributable to the Company	(327,456)	(293,842)
Noncontrolling interests	5,810	5,477
Net deficit	(321,646)	(288,365)
Total liabilities and net deficit	$186,310	$376,272

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Six Months Ended
	June 30, 2025	June 30, 2024
Revenue	$39,041	$371,675
Cost of revenue	53,850	394,331
Gross loss	(14,809)	(22,656)
Operating expenses:
Research and development	14,618	19,322
Sales, general and administrative	34,192	88,034
Restructuring charges	5,194	2,982
Total operating expenses	54,004	110,338
Operating loss	(68,813)	(132,994)
Other income, net
Interest expense	(18,024)	(20,177)
Interest income	479	1,327
Gain on extinguishment of debt	—	77,266
Other, net	25,423	9,874
Other income, net	7,878	68,290
Loss before income taxes	(60,935)	(64,704)
Provision for income taxes	(4,343)	(4,415)
Equity in income (losses) of unconsolidated investees	—	—
Net loss	(65,278)	(69,119)
Net (income) loss attributable to noncontrolling interests	(180)	635
Net loss attributable to the stockholders	$(65,458)	$(68,484)

Net loss per share attributable to stockholders:
Basic and diluted	$(3.89)	$(134.55)

Weighted average shares used to compute net loss per share:
Basic and diluted	16,811	509

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Six Months Ended
	June 30, 2025	June 30, 2024
Cash flows from operating activities
Net loss	$(65,278)	$(69,119)
Adjustments to reconcile net loss to operating cash flows
Depreciation and amortization	2,465	21,116
Stock-based compensation	6,926	12,114
Non-cash interest expense	9,078	4,056
Gain on disposal of equity in unconsolidated investees	—	(24,083)
Net gain on divestment of interest in subsidiaries	(18,872)	—
Remeasurement of lease liability	(2,070)	—
Deferred income taxes	—	(7)
Loss on impairment of property, plant and equipment	—	1,542
Loss on impairment of right of use of asset	—	4,525
Loss (gain) on disposal of property, plant and equipment	748	(837)
Gain on debt extinguishment	—	(77,266)
Remeasurement loss (gain) on prepaid forward	107	14,289
(Utilization of) provision for inventory reserves	(7,171)	15,767
Provision for expected credit losses	213	11,655
Other, net	(148)	1,048
Changes in operating assets and liabilities
Accounts receivable	(9,129)	22,202
Inventories	23,816	60,427
Prepaid expenses and other assets	1,441	11,632
Operating lease right-of-use assets	2,469	3,006
Accounts payable and other accrued liabilities	(36,707)	(33,018)
Contract liabilities	(98)	(122,861)
Operating lease liabilities	(3,060)	(3,364)
Net cash used in operating activities	(95,270)	(147,176)
Cash flows from investing activities
Purchases of property, plant and equipment	(1,268)	(36,923)
Purchases of intangible assets	—	(10)
Net proceeds from divestment of subsidiaries	83,236	—

	Six Months Ended
	June 30, 2025	June 30, 2024
Proceeds from disposal of equity in unconsolidated investees	—	24,000
Proceeds from disposal of asset held for sale	—	462
Proceeds from disposal of property, plant and equipment	1,109	824
Net cash from (used in) investing activities	83,077	(11,647)
Cash flows from financing activities
Proceeds from debt	—	51,249
Repayment of debt	—	(74,572)
Repayment of finance lease obligations	(259)	(258)
Payment for transaction costs for ongoing equity issuance	—	(2,424)
Net proceeds from issuance and modification of convertible notes and warrants	—	74,364
Net cash (used in) provided by financing activities	$(259)	$48,359
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(88)	(94)
Net decrease in cash, cash equivalents and restricted cash	$(12,540)	$(110,558)
Cash, cash equivalents and restricted cash, beginning of period	31,008	195,511
Cash, cash equivalents and restricted cash, end of period	$18,468	$84,953
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$755	$1,910
Interest paid in shares	—	4,140
Interest paid by issuance of convertible notes	3,142	5,519
Right-of-use assets obtained in exchange for lease obligations	—	7,986
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of June 30, 2025 and June 30, 2024:

(In thousands)	June 30, 2025	June 30, 2024
Cash and cash equivalents	$17,225	$81,381
Restricted cash, current portion, included in Prepaid expenses and other current assets	1,142	3,474
Restricted cash, net of current portion, included in Other long-term assets	101	98
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$18,468	$84,953